Exhibit 99.1

Regencell Bioscience Holdings Limited Announces First Half 2026 Management Financial Results

HONG KONG, May 8, 2026 – Regencell Bioscience Holdings Limited (Nasdaq: RGC) (the “Company”) today announced its unaudited condensed consolidated interim financial results for the six months ended December 31, 2025.

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

	As of December 31,	As of June 30,
	2025	2025

Current assets	$2,357,216	$4,902,813
Other assets	656,170	852,769
Total assets	3,013,386	5,755,582
Total liabilities	1,794,003	895,308
Total shareholders’ equity	1,219,383	4,860,274
Total liabilities and shareholders’ equity	$3,013,386	$5,755,582

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended
	December 31,
	2025	2024

OPERATING EXPENSES:
Selling and marketing	$2,454	$7,329
General and administrative (including share-based compensation of $1.63 million and $0.22 million for the six months ended December 31, 2025 and 2024 respectively)	4,921,978	1,463,125
Research and development (including share-based compensation of $2 thousand and $0.08 million for the six months ended December 31, 2025 and 2024 respectively)	416,030	507,381
Total operating expenses	5,340,462	1,977,835

LOSS FROM OPERATIONS	$(5,340,462)	$(1,977,835)

OTHER INCOME, NET	22,475	124,222

LOSS BEFORE INCOME TAXES	(5,317,987)	(1,853,613)

PROVISION FOR INCOME TAX	-	-

NET LOSS	$(5,317,987)	$(1,853,613)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustment	40,065	48,881

COMPREHENSIVE LOSS	$(5,277,922)	$(1,804,732)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted*	494,488,908	494,488,908
LOSS PER SHARE (CENTS)
Basic and diluted*	$(1.08)	$(0.37)

*	Giving retroactive effect to the 38-for-1 share split effected on June 13, 2025.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“Management’s Discussion and Analysis”) is designed to provide you with a narrative explanation of the financial condition and results of operations of Regencell Bioscience Holdings Limited as of and for the six months ended December 31, 2025. Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “RGC”, the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Regencell Bioscience Holdings Limited and its consolidated subsidiaries.

You should read this Management’s Discussion and Analysis in conjunction with our summary of unaudited condensed consolidated interim financial statements as of and for the six months ended December 31, 2025. You should also read this Management’s Discussion and Analysis in conjunction with our audited consolidated financial statements, including the notes thereto, and the section titled “Risk Factors” included in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (“SEC”) on October 31, 2025.

Our unaudited condensed consolidated interim financial statements were prepared in accordance with U.S. GAAP. The Company’s functional currency is Hong Kong Dollar (“HK$”) and its financial statements are presented in U.S. dollars. “HK$” refers to the legal currency of Hong Kong and “$”, “US$” or “U.S. Dollars” refers to the legal currency of the United States. We have made rounding adjustments to some of the figures included in this Management’s Discussion and Analysis. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Operating Expenses

	For the Six Months Ended	For the Six Months Ended
	December 31,	December 31,	Change	Change
	2025	2024	Amount	%
OPERATING EXPENSES:
Selling and marketing	$2,454	$7,329	$(4,875)	(67)%
General and administrative (including share-based compensation of $1.63 million and $0.22 million for the six months ended December 31, 2025 and 2024 respectively)	4,921,978	1,463,125	3,458,853	236%
Research and development (including share-based compensation of $2 thousand and $0.08 million for the six months ended December 31, 2025 and 2024 respectively)	416,030	507,381	(91,351)	(18)%
Total operating expenses	$5,340,462	$1,977,835	$3,362,627	170%

During the six months ended December 31, 2025, we incurred total operating expenses of approximately $5.3 million, an increase of approximately $3.4 million, or 170%, as compared to total operating expenses of approximately $2.0 million during the six months ended December 31, 2024.

Selling and marketing expenses decreased by approximately $5 thousand, or 67%, to approximately $2 thousand for the six months ended December 31, 2025 from approximately $7 thousand for the six months ended December 31, 2024. The selling and marketing expenses were mainly relating to digital marketing and the decrease was mainly due to a decrease in digital marketing activities.

General and administrative expenses increased by approximately $3.5 million, or 236%, to approximately $4.9 million for the six months ended December 31, 2025 from approximately $1.5 million for the six months ended December 31, 2024. The increase was mainly attributable to (i) an increase in share-based compensation for general and administrative personnel of approximately $1.4 million; (ii) an increase in professional fees of approximately $2.3 million for legal and other expenses due to the investigation matters, partially offset by (iii) a decrease in rental expenses of approximately $0.08 million; (iv) a decrease in payroll expenses of approximately $0.06 million; and (v) a decrease in travelling and entertainment expenses of approximately $0.07 million.

Research and development expenses decreased by approximately $0.09 million, or 18%, to approximately $0.4 million for the six months ended December 31, 2025 from approximately $0.5 million for the six months ended December 31, 2024. The decrease was mainly due to decrease in share-based compensation for research and development personnel of approximately $0.08 million.

Other income, net

Total other income, net was approximately $0.02 million for the six months ended December 31, 2025 and total other income, net was approximately $0.1 million for the six months ended December 31, 2024.

Other income mainly consisted of cash received from interest income. The decrease in other income was due to the decrease in principal and interest rate which resulted in lower interest income received.

Net loss

Our net loss increased by approximately $3.5 million, or 187%, to approximately $5.3 million for the six months ended December 31, 2025, from approximately $1.8 million for the six months ended December 31, 2024. Such change was a result of the combination of the changes described above.

Basic and diluted loss per share

Basic and diluted loss per share were 1.08 cents for the six months ended December 31, 2025, compared to 0.37 cents in the same period of 2024, which had taken the retroactive effect of the 38-for-1 forward stock split effected on June 13, 2025. For the six months ended December 31, 2025 and 2024, there were no dilutive shares.

Total Assets

As of December 31, 2025, our total assets stood at approximately $3.0 million compared to approximately $5.8 million as of June 30, 2025.

Cash

As of December 31, 2025, our cash remained stable at approximately $2.4 million compared to approximately $2.4 million as of June 30, 2025.

Cautionary Note Regarding Forward-Looking Statements

This Management’s Discussion and Analysis contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Among other things, the business outlook from management in this Management’s Discussion and Analysis, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its annual reports to shareholders, in other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; changes in the Company’s expenditures; general economic and business conditions globally; and assumptions underlying or related to any of the foregoing.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. All information provided herein is as of the date of this Management’s Discussion and Analysis, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable laws.

In addition to the information disclosed in the Company’s prior filings with the SEC, investors should consider recent developments, including but not limited to:

●	On April 24, 2026, a single shareholder filed a putative class action complaint against the Company and certain of its directors and/or officers asserting claims under the Exchange Act related to the Company’s statements concerning the volatility in the market for our Ordinary Shares. The case is pending in the U.S. District Court for the District of Maryland and is in preliminary stages. The Company believes these claims are without merit and intends to vigorously defend against them.

While we are not currently subject to any legal or administrative proceedings other than the litigation noted above, it is possible that government investigations, including the pending investigation in which we are involved, and related legal and administrative proceedings in the future, if any, could result in the institution of administrative, injunctive, or other proceedings against us and/or our directors, officers, or employees or the imposition of fines, suspension, or other remedies and sanctions. Because the outcome of any complex litigation is inherently uncertain, it is possible that we may be required to pay fines, penalties, damages or settlement costs in excess of our insurance coverage, if any, related to the investigation. Any such material costs and expenses or injunctive relief could have a material adverse effect on our financial condition and results of operations. Since the Company cannot predict the ultimate resolution might have on the Company’s financial position, results of operations or liquidity, the Company has not established any provision for losses relating to this matter.

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